EXHIBIT 4(qq)

PRIVATE & CONFIDENTIAL

28 March 2003

Mr Chung Cho Yee Mico
S/N 08170946
Present

Dear Mr Chung

In view of your present duties and responsibilities as the Executive Director of PCCW Limited, the Head of Mergers and Acquisitions and Chairman, CyberWorks Ventures, we have restructured your current package and the new package will take effect from 1 April 2003. You will continue to be employed by PCCW Services Limited ("the Company") and the following terms and conditions of employment (which have incorporated all the previous changes to the terms and conditions of your employment already communicated to you since you commenced employment with the PCCW Group on 15 March 1999) will continue to apply:

1.     Salary

A basic salary of HK$300,000 per month payable in arrears. Salaries will be paid on the 28th of each month or earlier if the 28th falls on a public holiday.

2.     Housing Benefits

Your housing benefits is HK$l16,700 per month.

3.     Target Bonus

Your target bonus for a full performance year (ending on 31 December) is not less than HK$2,000,000 per year.

The amount of target bonus payable is solely at the Company's discretionary and the amount to be paid is generally guided by your achievement of those standards of performance agreed between you and your reporting manager from time to time. A performance review is conducted at the end of each year. Any target bonus payable in relation to a performance year is payable in the ensuing April / May.

4.     Directors' Fees

During the term of your employment with the Company, you may be asked from time to time to act as a director in a company or companies within the PCCW Group (where "PCCW Group" shall mean PCCW Limited and its subsidiaries (as defined under the Companies Ordinance)) or any company associated with the Company. In the event that you do act as a director, if the Company so requests you should tender your resignation as director of such a company forthwith in the form and which is provided by the Company which may require that you confirm that you do not have any claims against that company.

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PCCW Limited www.pccw.com.
PO Box 9896 GPO Hong Kong Tel +852 2888 2888 Fax +852 2877 8877

28 March 2003
Chung Cho Yee Mico

As it is the Group policy that an employee shall not receive any additional remuneration as a result of acting as a director of any company in the PCCW Group or any company associated with the Company, you agree and understand that any director's fees payable to you shall be considered part of your remuneration and, in such case, your remuneration for the month in which you are in receipt of such director's fees (and if applicable the following months, to the extent necessary to achieve an offset of the aggregate amount of such fees) shall be reduced by a corresponding amount. This arrangement, however, will not in any way affect your fringe benefits, including the employer contribution to the Provident Fund Scheme.

5.     Hours of Work

Your normal working hours is from 9:00 am to 6:00 pm, Monday to Friday, with one hour lunch break. You are required to dedicate all your working hours to work relating to the business of the Company and of the PCCW Group.

It may be necessary to work additional hours, including Saturdays, Sundays and Public Holidays for which overtime is not paid.

6.     Holiday Entitlement - Annual Leave

Your annual leave entitlement will remain at 24 working days' leave with pay each year. A working day for this purpose excludes Saturdays, Sundays and Public Holidays. All annual leave must be taken before the end of the relevant calendar year (i.e. 31 December) and no annual leave entitlement may be carried forward to the following year. Save where the Company agrees in writing and in accordance with the Employment Ordinance, there will be no payment in lieu of any unused annual leave.

If your leave taken is more than you have accrued at the date of leaving, the Company will deduct the excess holiday pay from any salary due on termination. Pay for this purpose means basic salary and housing benefits, excluding commission or bonus of whatever kinds.

If you spend a certain amount of your leave time visiting company connections in places where you spend your leave, time spent on such calls cannot be 'deducted' from the duration of leave. This is considered a normal practice with the Company.

7.     PCCW Medical Scheme

You and your spouse and children are provided with hospitalization assistance benefits and a clinical expenses scheme, up to the limits specified in the attached medical leaflet. You are eligible for Class 8 benefits.

Should you cease to be employed by the Company, you must return the medical card(s) to the Human Resources Department on or before your last day of service.

8.     PCCW Provident Fund Scheme

You will remain a member of the PCCW Provident Fund Scheme, a non-contributory scheme with the Group contributing an equivalent of 12% of your basic monthly salary. All the rules applicable to the Scheme will continue to form part of the terms and conditions of your employment. A quick summary of the main provisions of the Scheme is attached.
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28 March 2003
Chung Cho Yee Mico

9.     Termination of Employment

Your employment with the Company is on a continuous basis which may be terminated by either party giving to the other six months' notice in writing or six months' basic salary and housing benefits in lieu thereof. This period of notice can commence from any day.

Should you (i) be guilty of fraud, dishonesty or serious misconduct or (ii) commit a serious or persistent breach or neglect of your duties hereunder or (iii) be in breach of any representation by you or any undertaking made by you hereunder or otherwise in relation to your employment or benefits arising out of your employment or (iv) make any misleading statement in relation to your previous employment or (v) refuse or neglect to comply with any lawful order given to you by the Company or (vi) be guilty of misconduct inconsistent with the due and faithful discharge of your duties or (vii) commit any act that may cause undue embarrassment or moral or social condemnation to the Company, the Company shall be entitled to terminate this Agreement forthwith without notice or payment in lieu thereof. The Company shall also be entitled to so terminate this Agreement on any other ground on which an employer would be entitled to terminate an employee's contract without notice at common law.

If required by the Company, you will agree not to carry out any work or attend the offices or contact any clients of the Company or of any of its associated companies during your notice period.

Upon termination of employment, you will immediately transfer and deliver to the Company all papers, documents, notes, memoranda, records and writings belonging to the Company or its subsidiaries, holding or associated companies which you may have in your possession or control by reason of your position in the Company in any way relating to the business of the Company or its subsidiaries, holding or associated companies or to the business of the clients of the Company and its subsidiaries, holding or associated companies together with all extracts or copies thereof.

If notice of termination of your employment is given by you or the Company, you will resign immediately from all directorships and any other offices appointed by or held at the request of the Company or any of its subsidiaries or affiliates.

10.    Expenses

The Company will reimburse authorised expenses properly incurred on Company business upon production of receipts or supporting payment vouchers. A guiding principle in settling expenses is that there should neither be loss nor benefit financially as a result of any reasonable expense incurred on Company business.

Claims for expenses must be approved by the Company. No employee is entitled to authorise his own expenses.

11.    Business Travel

For business travel, you are entitled to travel business class. However, flights with a duration of less than three hours will be made economy class.

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28 March 2003
Chung Cho Yee Mico

12.     Professional Fees

The Company will reimburse membership subscriptions to professional and similar bodies, where such memberships are considered beneficial to the PCCW business at the discretion of the Company.

13.     Employment

You will not (without the prior written consent of the Company or such of its subsidiaries, holding or associated companies) during your employment, directly or indirectly be engaged in, or provide services to any other person, company, business entity whatsoever (whether as an employee, officer, director, agent, shareholder, if such shareholding is more than 5% of a company, partner, consultant or otherwise) it being the intention of the Company or such of its subsidiaries, holding or associated companies that you will devote your time and attention to the service of the Company or such of its subsidiaries, holding or associated companies.

As the Company or such of its subsidiaries, holding or associated companies may have interests and business dealings overseas, in the performance of your duties of employment with the Company or such of its subsidiaries, holding or associated companies, the Company shall be entitled to require you from time to time to work overseas.

14.     Representation of Employee

You represent and warrant that you are not bound by or subject to any court order, agreement, arrangement or undertaking (including, but without limitation, any non-competition or non-solicitation undertakings) which may in any way restrict or prohibit you (with or without the payment of compensation) from entering into this contract of employment or from performing your duties in whole or in part and providing services under this contract of employment on the same terms and conditions.

15.     Disclosure of Information and Conflict of Interest

Within seven days from the commencement of your employment, and thereafter once in every six months during the term of your employment, you are required to disclose to the Company in writing full details of any interest you have (whether legally or beneficially or through any agent and including any interest in any share or loan capital or other securities) in any company or other commercial entity or body corporate or unincorporate ("Interest"). For the purposes of disclosure you shall be taken to be interested in and required to disclose any Interest of your spouse, children under 21 years of age or any corporation which acts, or the directors of which are accustomed to act, in accordance with your directions or instructions or in respect of which you are entitled to exercise or control the exercise of one-quarter or more of the voting powers at general meetings of that corporation. Whether any Interest so disclosed is in a company or other commercial entity or body corporate or unincorporate, you shall disclose, so far as you are aware having made all reasonable enquiries, all Interests of such other company or other commercial entity or body corporate or unincorporate.

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28 March 2003
Chung Cho Yee Mico

If required at any time by the Company, you shall dispose of, or shall procure your spouse or children under 21 years of age as the case may be to dispose of, any Interest disclosed or required to be disclosed to the Company. In addition, without altering your duty to make the necessary disclosure, you shall be required to dispose of any Interest which you bona fide hold as an investment of a personal nature if such Interest is in conflict with the business or affairs of the Company or it subsidiaries, holding or associated companies or any company that forms part of the PCCW Group.

Furthermore, you shall promptly disclose to the Company all information or material which at any time shall have come to your knowledge or into your possession which may be used by the Company or its subsidiaries, holding or associated companies or any company that forms part of the PCCW Group for the carrying on or development of its or their existing businesses or the development of a new business.

Without prejudice to any other provisions of this letter, you agree to declare any of your business in conflict with the business or activities of the Company or such of its subsidiaries, holding or associated companies, at the date hereof or in which you may subsequently become involved in reasonable detail to the Company or such of its subsidiaries, holding or associated companies.

16.    Severability

The various provisions and sub-provisions of this letter are severable and if any provision or sub-provision or identifiable part thereof is held to be invalid or unenforceable by any court of competent jurisdiction then such invalidity or unenforceability will not affect the validity or enforceability of the remaining provisions or sub-provisions or identifiable parts thereof in this letter.

17.    Confidentiality

It is a condition of this contract of employment that you will keep confidential and not disclose, exploit or use neither for your own purpose nor for any purpose other than that of the Company, directly or indirectly, during and subsequent to your employment with the Company, any information in relation to the affairs of the Company or any of its subsidiaries, holding or associated companies obtained by virtue of your employment or during your work with the Company or any of its subsidiaries, holding or associated companies including without limitation details of your terms of employment. Any breach or failure to observe this condition will make you liable to immediate dismissal without compensation and the Company reserves the right to take appropriate action.

18.    Company Policies

(a)   For other applicable terms and conditions of employment not covered in this letter and related human resources policies, please refer to the website http://intra.pccw.com/hr for details. The Company reserves the right to modify, alter or amend such policies as the circumstances may require from time to time.

(b)   In addition to 18(a) above, you are also required to comply with the individual policies, procedures, and processes of various business functional units that are applicable from time to time.

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28 March 2003
Chung Cho Yee Mico

19.    Severability

The various provisions and sub-provisions of this letter are severable and if any provision or sub-provision or identifiable part thereof is held to be invalid or unenforceable by any court of competent jurisdiction then such invalidity or unenforceability will not affect the validity or enforceability of the remaining provisions or sub-provisions or identifiable parts thereof in this letter.

20.    Governing Law

This contract shall be governed in accordance with the laws of the Hong Kong Special Administrative Region of the People's Republic of China.

21.    Transfer of Employment

The Company reserves its rights to transfer your employment or second you to other related companies within the PCCW Group when it sees fit in accordance with the provisions of the Employment Ordinance. The transfer or secondment may be overseas.

This letter aims to provide an update summary of the written terms and conditions governing your contract of employment with the Company. Please, therefore, signify your acknowledgement of the terms contained within this letter by signing and returning to me the duplicate contract and the Confidentiality / Intellectual Property Undertaking.

Yours sincerely

Francis Yuen
Deputy Chairman

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28 March 2003
Chung Cho Yee Mico

I have received a copy of this letter and have read and understood its contents. I acknowledge that the contents of this letter provides an update of the current terms and conditions of my employment with PCCW Services Limited.